SECUR 15026631 SION

3/13/15
3/3/15

ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

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SEC FILE NUMBER
8- 52618

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/14 AND ENDING 12/31/14
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Superior Financial Services, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

William Matthews CPA

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Superior Financial Services, Inc.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 03 2015
17 REGISTRATIONS BRANCH

8-52618

February 26, 2015

Securities and Exchange Commission

Washington, DC 20549

Securities and Exchange Commission amended the rules for Broker Dealers customer protection Rule 15c3-3 exemption report. Superior Financial Services, Inc. claims exemption under Rule 15c3-3 k2ii and we have met this exemption throughout the past fiscal year.

RECEIVED
2015 MAR 11 AM 8:32
SEC / MR

William R. Haese

President

N168 W21931 Main Street P.O. Box 139 Jackson, WI 53037
(262) 677-9036 Fax (262) 677-9038